Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email:  CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

June 9, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Edwin Kim, Staff Attorney

Washington, D.C. 20549

RE:	Digital Donations Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 24, 2017

File No. 333-214601

Dear Mr. Kim:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 3 to Registration Statement on Form S-1 for Digital Donations Technologies, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated April 10, 2017 (the “Comment Letter”) in response to the filing of the Amendment No. 2 to Registration Statement on Form S-1 in March 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1.	Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response: In response to the comment made by the Staff of the Commission, the Company’s updated its financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X.

2.	We note your response to prior comment 1. Please revise to provide more information regarding your concurrent private placement, including descriptions of the nature of the prospective investors and any private placement agreements. Clarify whether the private placement will be to related parties and/or to principal shareholders.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide more information regarding our concurrent private placement, including descriptions of the nature of the prospective investors and any private placement agreements, and to clarify whether the private placement will be to related parties and/or to principal shareholders.

For your reference, none of the private placement are expected to be to related parties and/or principal shareholders. Further, sales under the private placement were previous disclosed in the Registration Statement in, among other places, the section entitled “Item 15. Recent Sales of Unregistered Securities.”

3.	We note your response to prior comment 2 regarding the anticipated acquisition of certain assets of Digital Processing Solutions, Inc., which is a company in which your two founders are also executive officers, directors and majority owners. Clarify whether the issuance of 15 million shares referenced on page 5 is in connection with this proposed acquisition. Revise to disclose any material agreements that you have with Digital Processing Solutions, Inc. such as a licensing agreement that allows you to use Digital Processing Solutions, Inc.’s intellectual property as part of your current operations.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to remove reference to the issuance of “15 million shares referenced on page 5 is in connection with [the] proposed acquisition” since there is no binding agreement in place to acquire the assets and the terms of such an agreement have not been finalized and are in the process of being negotiated.

Further, the Company has a verbal, informal licensing agreement with Digital Processing Solutions, Inc. to use Digital Processing Solutions, Inc.’s intellectual property as part of the Company’s current operations pending the negotiation and finalization of the terms of the referenced asset acquisition. Our disclosures have been amended to clarify this arrangement. Please see Page 16 for related disclosures.

*       *       *       *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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